Mail Stop 6010

                                                July 19, 2005

Michael R. Rodriguez
Senior Vice President, Finance and
 Chief Executive Officer
Endocare, Inc.
201 Technology Drive
Irvine, California 92618

Re:	Endocare, Inc.
Amendment No. 2 to Registration Statement on Form S-2
Filed July 11, 2005
and Documents Incorporated by Reference
File No. 333-123866

Dear Mr. Rodriguez:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Amendment No. 2 to Registration Statement on Form S-2

Our common stock was delisted from the Nasdaq Stock Market , and, as
a result, trading of our common stock has become more difficult, page
3
1. Please divide this risk factor into two separate risk factors to highlight the risks from the delisting and the risks from the possible reverse stock split. Please expand the risk factor about the reverse stock split to state the range of the possible reverse split and the period of time that you effectuate a reverse stock split. Also, disclose the minimum bid price requirements for AMEX, the Nasdaq SmallCap Market and the Nasdaq National Market System.


Where you can find more information, page 21
2. Tell us why you incorporate by reference a registration statement related to only an amendment to a rights plan. Also, tell us why you filed a new registration statement for the plan amendment rather than amending the original registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2004
3. Please refer to prior comment 4. We note your responses to several comments in our May and June 2005 letters that you will revise your disclosure in future filings. As previously requested, please include the revisions in an amendment to your Form 10-K.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-2

4. Please refer to comment 8 in our letter dated June 17, 2005.
If
material, please restate your financial statements to comply with paragraph 45 of SFAS 144. Otherwise, provide us with your detailed materiality assessment as to why a restatement is not required.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 3. Changes to Plan of Sale - Timm Medical, page 6

5. Please refer to response 10. We note your reference to paragraph
17 of SFAS 131. Please note that paragraph 17 of SFAS 131 discusses the aggregation criteria for identified operating segments.
Please
clarify whether or not your cryosurgical and erectile dysfunction businesses are separately identified operating segments under paragraphs 10 - 15 of SFAS 131. If so, please also address in your response, with supporting quantitative information, why you believe that the two operating segments have similar economic characteristics under paragraph 17 of SFAS 131. If not, please tell us why you referred to paragraph 17 of SFAS 131 in your response and also tell us the nature of all of the information regularly reviewed by your CODM and Board of Directors with respect to Timm Medical.

Note 4. Private Placement of Common Stock and Warrants, page 6

6. Please refer to response 11. Please respond to the following comments:

* Please address why you believe it is appropriate to treat the purchase agreement and registration rights agreement as separate agreements. Discuss whether or not each of the agreements is
freestanding.  See paragraph 2 of           EITF 00-19.  Discuss
the
basis for your conclusions. We note Recital C, Section 6.1(c) and Exhibit C of the March 10, 2005 purchase agreement.
* Tell us whether and how you evaluated the registration rights agreement under SFAS 133.
* Please tell us the circumstances under which you may have to pay liquidated damages, the amount of those damages, the form of consideration for the damages and whether or not there is any stated maximum amount to the liquidated damages.
* Explain in further detail why you believe that the liquidated damages result in a reasonable discount for the unregistered shares.
Show us how you were able to determine that the maximum damages would never exceed $3.3 million, or 21% of the gross offering proceeds.
* Please revise future filings to disclose all of the significant assumptions used in your calculation of the value of the warrants. We note that your response indicates that you modified the amount resulting from your Black-Scholes calculation for the call provision and for a market discount.
* Please show us the amounts derived from each step of your calculation to value the warrants and explain how you determined the amount for the call provision and the market discount.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Eric Atallah at (202) 551-3663 or Kaitlan
Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom
Jones
at (202) 551-3602 or me at (202) 551-3617 with any other
questions.

      Sincerely,


							Russell Mancuso
							Branch Chief


cc (via fax): Steven G. Rowles, Esq.

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Michael R. Rodriguez
Endocare, Inc.
July 19, 2005
Page 3